02-3757

Theralase™ Technologies Inc. Photo-Dynamic Therapy

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:theralase@atlantor.com



RECEIVED
2004 NOV -8 P 4:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

SUPPL

FOR IMMEDIATE RELEASE

SUBJECT: **InterStar Group Inc. Announces Change of Company Name to Theralase Technologies Inc.**

Toronto; 01 November 2004 -- **Theralase Technologies Inc. (TSXV/NEX: TLT.H)** announced that its corporate change of name from InterStar Group Inc.(TSXV/NEX : IG.H) has received regulatory and TSX Venture Exchange/NEX approvals. The name change was approved at a Special Shareholders Meeting on 13 September 2004 and received regulatory approvals on 29 October 2004. Trading under the new symbol will start November 2.

Theralase Technologies Inc. designs, develops, manufactures and sells innovative, higher powered, super-pulsed, therapeutic medical laser equipment for the expanding field of photo-dynamic medical therapy. Theralase technology is focused on market-oriented applications in the diverse healthcare sectors of -- firstly, non-invasive pain management, control and therapy applied to relieve musculo-skeletal arthritic and rheumatoidal disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone fracture regeneration for osteoporosis conditions -- and thirdly, employing photo-dynamic laser therapy to attack specially-targeted cancerous growths.

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Further Information -- Contact:
S. Donald Moore, President
Phone: (416) 368-4440

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this release.

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

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